
July 8, 2019

Patrick J. Mahaffy
President and Chief Executive Officer
Clovis Oncology, Inc.
5500 Flatiron Parkway, Suite 100
Boulder, CO 80301

      Re: Clovis Oncology, Inc.
          Registration Statement on Form S-3
          Filed July 2, 2019
          File No. 333-232503

Dear Mr. Mahaffy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Thomas Mark, Esq.